November 7, 2011

Brian Cascio
Securities and Exchange Commission
Washington D.C. 20549

Re:	Fresh Start Private Holdings, Inc
Form 10-K for the Year Ended November 30, 2010
Filed August 23, 2011
File NO. 000-53400

Dear Mr. Cascio,

In response to your letter dated August 31, 2011, we have prepared an amendment to Form 10-K for the Year Ended November 30, 2011 and the amended Form 10-K is being filled concurrently with this letter. The Company respectfully advises the Staff that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Andrew Aird
Andrew Aird
President,
Fresh Start Private Management, Inc.